UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of June, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary General Meeting

On or about June 26, 2024, Genius Group Limited (the “Company”) mailed notices, as required by Singapore law, to its shareholders that it will be holding an Extraordinary General Meeting at Genius Central Singapore Pte Ltd, 7 Amoy Street #01-01 Far East Square Singapore 049949 on 17 July 2024 at 4:00p.m. (Singapore time) (the “EGM”), for the purpose of considering and if thought fit, passing, with or without amendments ,the ordinary resolutions below:

ORDINARY RESOLUTIONS

1. To note the Resignation of Mazars LLP as the Auditors for the Company.

2. PROPOSED APPOINTMENT OF AUDITORS – ENROME LLP

“That Enrome LLP, having consented to act, be and are hereby appointed as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company for such fee and on such terms as may be agreed between the Directors and Enrome LLP.

3. AUTHORITY TO ISSUE SHARES

“That pursuant to the provisions of Section 161 of the Companies Act 1967 (the “Companies Act”) and notwithstanding the provisions of the Company’s Constitution,

(a) authority be and is hereby given to the Directors of the Company to allot and issue shares of the capital of the Company whether by way of rights, bonus or otherwise and other related matters.

A copy of the Notice will also be posted on the Company’s website in the investor relations section.

Exhibit Index

Exhibit

99.1	Notice of Extraordinary General Meeting

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: June 26, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)